Filed pursuant to Rule 433

Registration No. 333-229556

Issuer Free Writing Prospectus dated September 9, 2020

Relating to Preliminary Prospectus Supplement dated September 9, 2020

MASCO CORPORATION

PRICING TERM SHEETS

$300,000,000 2.000% NOTES DUE 2030

ISSUER:	Masco Corporation

TITLE OF SECURITIES:	2.000% Notes Due 2030

EXPECTED RATINGS*:	Baa3 (stable) by Moody’s Investors Service, Inc., BBB (stable) by S&P Global Ratings and BBB- (positive) by Fitch Ratings Inc.

TRADE DATE:	September 9, 2020

SETTLEMENT DATE:	September 18, 2020 (T+7)

MATURITY DATE:	October 1, 2030

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$300,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.927%

BENCHMARK TREASURY:	0.625% due August 15, 2030

BENCHMARK TREASURY PRICE AND YIELD:	99-06+; 0.708%

SPREAD TO BENCHMARK TREASURY:	+ 130 basis points

YIELD TO MATURITY:	2.008%

INTEREST RATE:	2.000% per annum

INTEREST PAYMENT DATES:	Semi-annually on each April 1 and October 1, commencing on April 1, 2021

DENOMINATIONS:	$2,000 by $1,000

OPTIONAL REDEMPTION:	The notes will be redeemable at our option at any time, in whole or in part, at the “Redemption Price.” Prior to July 1, 2030 (three months prior to the maturity of the Securities), the Redemption Price is the greater of (i) 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest to the redemption date, and (ii) the sum of the present values of the principal amount of and remaining scheduled payments of interest on the notes to be redeemed that would be due if such notes matured on July 1, 2030 but for the redemption (exclusive of interest accrued as of the redemption date) discounted from the scheduled payment dates to the redemption date on a semi-annual basis at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date. On and after July 1, 2030 (three months prior to the maturity of the notes), the Redemption Price will equal 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest to the redemption date. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption.

CHANGE OF CONTROL:	Upon the occurrence of a change of control repurchase event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC BofA Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc.

SENIOR CO-MANAGERS:	Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Wells Fargo Securities, LLC

CO-MANAGERS:	Comerica Securities, Inc. Commerz Markets LLC HSBC Securities (USA) Inc. Huntington Securities, Inc. Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	574599BP0 / US574599BP01

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

$100,000,000 4.500% NOTES DUE 2047

ISSUER:	Masco Corporation

TITLE OF SECURITIES:	4.500% Notes Due 2047

EXPECTED RATINGS*:	Baa3 (stable) by Moody’s Investors Service, Inc., BBB (stable) by S&P Global Ratings and BBB- (positive) by Fitch Ratings Inc.

TRADE DATE:	September 9, 2020

SETTLEMENT DATE:	September 18, 2020 (T+7)

MATURITY DATE:	May 15, 2047

AGGREGATE PRINCIPAL AMOUNT OFFERED:

$100,000,000

The notes offered hereby are a further issuance of, will form a single series with and will be fully fungible with the issuer’s outstanding $300,000,000 aggregate principal amount of 4.500% Notes due 2047 that were issued on June 12, 2017 (the “Existing Notes”). Upon completion of this offering, the issuer will have $400,000,000 aggregate principal amount of outstanding 4.500% Notes due 2047.

PRICE TO PUBLIC (ISSUE PRICE):	118.646% plus accrued interest of $1,537,500 in the aggregate from and including May 15, 2020, the last date on which interest will have been paid on the Existing Notes, to but excluding September 18, 2020

BENCHMARK TREASURY:	1.250% due May 15, 2050

BENCHMARK TREASURY PRICE AND YIELD:	94-26; 1.466%

SPREAD TO BENCHMARK TREASURY:	+ 195 basis points

YIELD TO MATURITY:	3.416%

INTEREST RATE:	4.500% per annum

INTEREST PAYMENT DATES:	Semi-annually on each May 15 and November 15, commencing on November 15, 2020

DENOMINATIONS:	$2,000 by $1,000

OPTIONAL REDEMPTION:	The notes will be redeemable at our option at any time, in whole or in part, at the “Redemption Price.” Prior to November 15, 2046 (six months prior to the maturity of the Securities), the Redemption Price is the greater of (i) 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest to the redemption date, and (ii) the sum of the present values of the principal amount of and remaining scheduled payments of interest on the notes to be redeemed that would be due if such notes matured on November 15, 2046 but for the redemption (exclusive of interest accrued as of the redemption date) discounted from the scheduled payment dates to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date. On and after November 15, 2046 (six months prior to the maturity of the notes), the Redemption Price will equal 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest to the redemption date. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption.

CHANGE OF CONTROL:	Upon the occurrence of a change of control repurchase event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC BofA Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc.

SENIOR CO-MANAGERS:	Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Wells Fargo Securities, LLC

CO-MANAGERS:	Comerica Securities, Inc. Commerz Markets LLC HSBC Securities (USA) Inc. Huntington Securities, Inc. Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	574599BM7 / US574599BM79

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC at (212) 834-4533 or RBC Capital Markets, LLC at (866) 375-6829.

It is expected that delivery of the notes will be made against payment therefor on or about September 18, 2020, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day immediately preceding the date of delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.